Exhibit 99.1

Subsea 7 S.A. announces subsea umbilicals contract
offshore Australia

Luxembourg – July 18, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the award of a contract valued at approximately $80 million from Chevron Australia Pty Ltd for the Chevron-operated Gorgon Project, offshore Western Australia.

The work involves the transportation and installation of subsea umbilicals and structures from Barrow Island – 56km off the north-west coast of Western Australia, to the Gorgon and Jansz Fields.

The Gorgon and Jansz umbilicals are 59km and 135km in length respectively. These will be transported from Europe to Australia onboard the Seven Seas, and then installed from the vessel in water depths of up to 1,350m using the onboard advanced deepwater flex-lay system. A major trenching scope of work, of up to 70km, will also be undertaken from the Rockwater 2, to stabilise and protect the main umbilicals.

Project management and engineering will commence immediately from Subsea 7’s office in Perth, Australia, with offshore operations scheduled to commence in early 2013.

Darren Cormell, Subsea 7's Vice President, Australia & New Zealand said: “We are pleased to have been awarded this deepwater contract from Chevron.  The Gorgon Project represents an important development for the Subsea Umbilicals market in Australia. This award provides an excellent opportunity for Subsea 7 to build upon our strong local presence and long standing track record of working on significant subsea projects in Australia.”

The Gorgon Project is one of the world's largest natural gas projects and the largest single-resource project in Australia's history. It is operated by Chevron and is a joint venture of the Australian subsidiaries of Chevron (approximately 47%), ExxonMobil (25%) and Shell (25%), Osaka Gas (1.25%), Tokyo Gas (1%) and Chubu Electric Power (0.417%).

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.